UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                                (AMENDMENT NO. 2)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  Morlex, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                      None
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                                 (CUSIP Number)


                                 Donald Barrick
                     c/o Resource Management Partners, Inc.
                             1690 Washington Avenue
                                Bohemia, NY 11716
                                 (631) 738-0047
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 7, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None

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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Donald Barrick
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a).................................................................

            (b).................................................................

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      3.    SEC Use Only .......................................................

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      4.    Source of Funds (See Instructions) (See item 3).......PF............

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................................................

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      6.    Citizenship or Place of Organization ...........U.S.A...............

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                  7.    Sole Voting Power ...........483,962....................

                 ---------------------------------------------------------------

                  8.    Shared Voting Power ....................................
Number of
Shares           ---------------------------------------------------------------
Beneficially
Owned by          9.    Sole Dispositive Power.......483,962....................
Each
Reporting        ---------------------------------------------------------------
Person With
                  10.   Shared Dispositive Power ...............................

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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person .......
            .............483,962................................................

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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) .................................................

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      13.   Percent of Class Represented by Amount in Row (11)..................
            .............42%....................................................

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      14.   Type of Reporting Person (See Instructions).........................
            .............IN.....................................................

ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D/A relates to the common stock, par value $.001 per share (the "Common Stock") of Morlex, Inc., whose principal executive offices are located at c/o Resource Management Partners, Inc., 1690 Washington Avenue, Bohemia, New York 11716 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The name of the reporting person is Donald Barrick (the "Reporting Person").

      (b) The address of the Reporting Person is c/o Resource Management Partners, Inc., 1690 Washington Avenue, Bohemia, New York 11716.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is co-founder and principal shareholder of Resource Management Partners, Inc., located at 1690 Washington Avenue, Bohemia, New York 11716.

      (d) During the last five years the Reporting Person has not been convicted
      in  a  criminal  proceeding   (excluding  traffic  violations  or  similar
      misdemeanors).

      (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person purchased 50,000 shares of Common Stock directly from the Issuer for an aggregate investment of $5,000.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Person purchased the 50,000 shares of Common Stock for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person beneficially owns an aggregate of 483,962 shares of Common Stock, representing 42% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-QSB filed August 7, 2006.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 483,962 shares of Common Stock owned by the Reporting Person.

      (c) The 50,000 shares of Common Stock reported herein were acquired by the Reporting Person effective August 7, 2006.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 483,962 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

SIGNATURE.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  August 9, 2006


                                  DONALD BARRICK


                                  /s/ Donald Barrick
                                  --------------------------------